Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US Dollars)

As at and for the three and six months ended June 30, 2021 and 2020

Consolidated Unaudited Interim Statements of Financial Position

(Expressed in US dollars)

For the six months ended June 30, 2021 and December 31, 2020

	30-Jun-21	December 31 2020
ASSETS
Current
Cash	5,143,957	5,468,766
Restricted cash (Note 5)	675,430	10,995,500
Trade and Other Receivables (Note 6)	3,892,615	2,737,096
Prepaid expenses	523,318	749,000
Inventory (Note 7)	3,766,412	2,409,733
Advance to suppliers	80,407	734,550
	14,082,139	23,094,645
Right of Use Assets	291,259	377,035
Loan to Director	-	214,456
Equipment	113,389	55,454
Intangible assets (Note 8)	4,614,160	6,549,118
Goodwill (Note 9)	-	801,780
Total assets	19,100,947	31,092,488

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank Loan (Note 10)	505,000	437,848
Accounts payable and accrued liabilities	2,000,901	2,622,118
Lease Obligations (Note 11)	147,363	127,776
Convertible debenture (Note 12)	5,652,808	6,160,769
Current portion of long term debt (Note 13)	70,969	56,471
Future Purchase Consideration (Note 4,14)	350,000	-
	8,727,041	9,404,982
Lease Obligation (Note 11)	145,924	213,816
Other payables	-	142,870
Long Term Debt (Note 13)	11,289	51,765
Deferred income taxes (Note 4)	164,000	-
	321,213	408,451
Total Liabilities	9,048,254	9,813,433
Shareholders’ equity
Share capital (Note 15)	51,565,312	50,088,369
Reserves (Note 15)	10,261,405	9,984,531
Accumulated other comprehensive loss	97,790	100,025
Deficit	(51,871,814)	(38,893,870)
	10,052,693	21,279,055
Total liabilities and shareholders’ equity	19,100,947	31,092,488

Nature of operations and going concern (Note 1)

Subsequent Events (Note 27)

Approved on October 14, 2021 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron-Director	Marc Seelenfreund-Director

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

For the three and six months ended June 30, 2021 and 2020

	6 months ended June 30		3 months ended June 30
	2021	2020 as restated Note 28	2021	2020 as restated Note 28

Revenue	4,388,954	4,414,031	356,979	2,130,981
Cost of Sales (Note 16)	(3,115,182)	(2,970,667)	(823,298)	(1,427,342)
Gross profit	1,273,772	1,443,364	(466,319)	703,639
EXPENSES
Amortization and Depreciation (Note 8)	668,620	628,361	347,603	304,165
Development expenses (Note 8)	158,573	-	158,573
Selling and marketing (Note 17)	2,194,180	1,548,085	1,221,221	753,084
General and administrative (Note 18)	2,206,011	897,102	1,147,533	492,276
Inventory impairment (Note 7)	1,838,658	-	1,838,658	-
Bad Debts (recovered) (Note 6)	(224,557)	-	(224,557)	-
Impairment of intangibles (Note 8)	4,322,799	-	4,322,799	-
Impairment goodwill (Note 9)	819,454	-	819,454	-
Share-based payments (Note 15)	949,791	156,433	356,999	61,824
Total Operating Expenses	12,933,529	3,229,981	9,988,283	1,611,349
Net operating income (loss)	(11,659,757)	(1,786,617)	(10,454,602)	(907,710)

OTHER EXPENSES
Finance expense (income) (note 19)	982,688	912,060	591,827	479,519
Foreign exchange	256,430	(901,501)	(183,891)	(760,225)
Transaction costs Note 4)	79,069	-	-	-
Total other expenses	1,318,187	10,559	407,936	(280,706)
Net Income (loss) for the period	(12,977,944)	(1,797,176)	(10,862,538)	(627,004)
Other comprehensive income
Translation Adjustment	2,235	(673,590)	(65,180)	(389,564)
Comprehensive loss for the period	(12,975,709)	(2,470,766)	(10,927,718)	(1,016,568)

Weighted Average Shares	4,771,591	863,816	4,816,191	863,854
Basic and diluted loss per share	(2.72)	(2.08)	$(2.26)	$(0.73)

EBITDA adjusted	(10,041,346)	(1,001,823)	(9,750,000)	(541,721)

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Unaudited Interim Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the six months ended June 30, 2021 and for the six months ended June 30, 2020

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity
Balance, December 31, 2019	863,747	$28,592,662	$5,095,530	$97,138	$(25,302,753)	$8,482,577
Equity portion of debenture bifurcated	-	-	62,986	-	-	62,986
Share based payments	-	-	156,433	-	-	156,433
Share issuance on conversion of convertible debt	1,149	57,692	-	-	-	57,692
Translation adjustment		-	-	(673,590)	-	(673,590)
Loss for the period		-	-		(1,797,176)	(1,797,176)
Balance, June 30, 2020	864,896	$28,650,354	$5,314,949	$(576,452)	$(27,099,929)	$6,288,922

Balance, December 31, 2020	4,663,331	50,088,369	9,984,531	100,025	(38,893,870)	21,279,055
Issuance of shares to be issued	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF	23,949	194,985	-	-	-	194,985
Shares issued on warrant exercises	88,911	721,958	(112,917)	-	-	609,041
Share based payments	-	-	949,791	-	-	949,791
Translation adjustment	-	-	-	(2,235)	-	(2,235)
Loss for the period	-	-	-		(12,977,944)	(12,977,944)
Balance, June 30, 2021	4,816,191	$51,565,312	$10,261,405	$97,790	$(51,871,814)	$10,052,693

The accompanying notes are an integral part of these consolidated unaudited interim financial statements

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Cash Flows

(Expressed in US dollars)

For the six months ended June 30, 2021 and 2020

	2021	2020
Operating activities:
Net loss for the period	$(12,977,944)	$(1,797,176)
Items not affecting cash:
Amortization and depreciation	668,620	628,361
Bad debt expense	(224,557)	-
Inventory impairments	1,838,658	-
Intangible impairment	4,322,799	-
Impairment goodwill	819,454	-
Interest expense, net of repayments	553,853	431,707
Share-based payments	949,791	156,433

Net change in non-cash working capital items:
Trade and other receivables, prepaids, and advances to suppliers	15,969	(1,725,917)
Inventory	(3,195,337)	402,521
Accounts payable and accrued liabilities	(764,087)	303,880
Due to/from related party	-	16,097
Net cash used in operating activities	(7,992,781)	(1,584,094)
Investing activities:
Intangible additions	(2,207,450)	(1,537,124)
Equipment additions	(57,935)	(8,799)
Acquistion of ClearRF	(122,014)	-
Net cash used in investing activities	(2,387,399)	(1,545,923)
Financing activities:
Lease payments	(77,067)	(31,378)
Bank loan	67,152	-
Repayment of long term debt	(29,032)	(17,599)
Convertible debt issued, net of repayments	(1,177,786)	-
Repayment of loan to Director	214,456	-
Shares issued for cash	609,041	-
Net cash from financing activities	(393,236)	(48,977)
Effect of foreign exchange on cash	128,537	1,021,910
Change in cash for the period	(10,644,879)	(2,157,084)
Cash and restricted cash, beginning of period	16,464,266	2,630,862
Cash and restricted cash, end of period	$5,819,387	$473,778

See Note 26 for supplemental information with respect to cash flows.

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020 are traded under the symbol SYTAW. As at June 30, 2021, the Company’s principal activity is the sale of vehicle mounted, cellular based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These consolidated unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated unaudited interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $12,977,944 for the six-month period ended June 30, 2021 (six months ended June 30, 2020- $1,797,176) and, as of that date, the Company’s total deficit was $51,871,814. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. The Company faces risks related to (COVID-19) which could significantly disrupt research and development, operations, sales, and financial results.

These material uncertainties, along with those discussed in Note 22, may cast significant doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance for interim financial statements

These consolidated unaudited interim financial statements, including comparatives, have been prepared in accordance with IAS34 interim financial reporting standards under International Financial Reporting Standards (“IFRS”). This standard required that the interim Balance Sheets as at June 30, 2021 with December 31, 2020 comparative, interim Statements of Loss and Comprehensive loss for the three and six months’ ended June 30, 2021 and 2020 respectively, the interim Statements of Changes in Shareholders’ Equity for the six months’ ended June 30, 2021 and 2020 respectively and the interim Statements of Cash flows for the six months ended June 30, 2021 and 2020 respectively.

The interim financial report is based on the same accounting policies and methods of computation that are followed in the most recent annual financial statements.

This interim financial report is to be read in conjunction with the most recent annual financial report for the year ended December 31,2020.

Change of functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD.

In accordance with Company’s existing policy, the Company did not reassess the classification of financials instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

2.	BASIS OF PREPARATION (cont’d)

Change of presentation currency

As a result of the USD financing and the majority of cash flows denominated in US dollars, the Company changed its presentation currency from Canadian dollars to “USD” effective October 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new “USD” presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the “USD” presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency is in Canadian dollars. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

Basis of consolidation and presentation

These consolidated unaudited interim financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated unaudited interim financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated unaudited interim financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated unaudited interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

2	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated statement of loss and comprehensive loss for the six months ended June 30, 2020 includes adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into USD for the six months ended June 30, 2020 were 1.364 CAD to $1USD which were the average exchange rates for the period.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the three months ended June 30, 2020 includes adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into USD for the three months ended June 30, 2020 were 1.386 CAD to $1USD which were the average exchange rates for the period.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

2	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements

The preparation of the consolidated unaudited interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated unaudited interim financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES

No changes to any of the significant accounting policies in the period. Please refer to the December 2020 year end audited financial statements for the details of our accounting policies.

There are no upcoming account pronouncements expected to have a material impact on the Company’s consolidated financial statements.

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985.

As further consideration, the Company is required to make the additional following payments:

a)	On March 31, 2022, pay $155,015 in cash (or less, subject to certain income minimums);

b)	On March 31, 2022, issue common shares of the Company valued at $194,985, and

c)	In addition to the above, further incentives may be earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as applying judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine to machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,015
Fair value of 23,949 shares at $8.14 per share	(i)	194,985
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

4.	ACQUISITION OF CLEAR RF LLC (CONT’D)

The purchase price was allocated as follows:

Purchase price allocation	Fair Value

Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	100,107
Net identifiable intangible assets	763,893
Deferred tax liability	(164,000)
(700,000)
Goodwill	$0

The above acquisition price allocation is considered preliminary and may change before being considered final.

The net identifiable intangible asset consists of two patents acquired on the acquisition that are valued at $763,893. This asset is recorded at cost and will be amortized on straight line basis over its estimated useful life of four years with no residual value. The Company incurred costs related to the acquisition totaling $79,069 to complete the acquisition which were recorded in the statement of loss and comprehensive loss.

5.	RESTRICTED CASH

On December 31, 2020, the Company issued capital through a private placement. The restricted cash of $10,995,500 represented the portion of the capital raise that remained in a trust account with the underwriter. These funds were released by the underwriters, net of any underwriter fees previously accrued, to the Company’s bank account on January 6, 2021.

In 2021, The Company issued through its bank two letters of guarantees to suppliers totalling $675,430. These letters of guarantee are secured by term deposits totalling $675,430, included in restricted cash.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

6.	TRADE AND OTHER RECEIVABLES

	June 30, 2021	December 31, 2020
Trade receivables	$4,399,540	$3,501,223
Allowance for doubtful accounts	(1,306,110)	(1,530,667)
Taxes receivable	799,185	766,540
Total	$3,892,615	$2,737,096

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, we utilize the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. At June 30, 2021 the allowance for doubtful accounts is $1,306,110 (December 31, 2020- $1,530,667). In the six months ended June 30, 2021, we had a customer return merchandise to us for full credit which resulted in a recovery of the AFDA provision by $552,626 offset by the increase in the allowance for bad debts by $328,069.

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer.

SMI incurs a financing charge of 3.1% on advances received and is subject to certain covenants.

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at June 30, 2021 the total amounts extended by the funding entity was $505,000 (December 31, 2020 - $65,000).

Signifi Mobile Inc. has a credit facility as outlined in Note 10. As part of its financing facility, the lender has a lien on certain assets including trade and other receivables of Signifi Mobile Inc. in the amount of up to $4,000,000 CAD ($3,137,255 USD).

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

7.	INVENTORY

	June 30, 2021	December 31, 2020
Finished products	6,022,868	3,349,383
Impairment of finished products	(2,718,999)	(1,255,649)
Accessories and spare parts	741,350	632,000
Impairment of accessories and spare parts	(278,807)	(316,000)
Total	3,766,412	2,409,733

Provision on inventory

On a quarterly basis, management reviews the inventory for impairment. The inventory impaired at June 30, 2021 is $2,997,806 which includes $278,807 of spare parts and accessories. This consists of an increase in inventory impairment for the six months’ ended June 30, 2021 of $1,426,157 due to slow movement.

For the year ended 2020, it was determined that $1,571,649 of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $316,000 (2019 - $Nil), which was also impaired.

Liens

As discussed in Note 10, the lender has a lien on all of the assets of Signifi Mobile Inc. which includes their inventory of finished goods which comprises $1,915,790 (December 31, 2020-$1,289,133).

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

8.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Clear RF Patent	Total

Cost:
Balance at December 31, 2019	9,006,249	114,126	1,291,827		10,412,202
Additions	1,513,570	-	-		1,513,570
Foreign Exchange	20,658	2,417	27,357		50,432
Balance at December 31, 2020	10,540,477	116,543	1,319,184	-	11,976,204
Additions	2,207,450	-	-	763,893	2,971,343
Foreign Exchange	6,195	473	6,870	-	13,538
Balance at June 30, 2021	12,754,122	117,016	1,326,054	763,893	14,961,085

Accumulated Amortization:
Balance at December 31, 2019	3,110,806	74,455	757,437		3,942,698
Additions	872,717	20,365	257,175		1,150,257
Impairment	293,000	-	-		293,000
Foreign Exchange	6,859	2,640	31,632		41,131
Balance at December 31, 2020	4,283,382	97,460	1,046,244		5,427,086
Additions	425,491	10,950	137,876	22,723	597,040
Impairment	4,322,799	-	-	-	4,322,799
Foreign Exchange					0
Balance at June 30, 2021	9,031,672	108,410	1,184,120	22,723	10,346,925

Net Book Value:
Balance at December 31, 2020	$6,257,095	$19,083	$272,940		$6,549,118

Balance at June 30, 2021	$3,722,450	$8,606	$141,934	$741,170	$4,614,160

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

8.	INTANGIBLE ASSETS (CONT’D)

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. The Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

On an annual basis, the Company engaged a third-party valuator to determine the recoverable amount of the intangible assets. Based on the results of their analysis using the Value In Use (“VIU”) model using a discounted value of 14.5% in 2020 and 16% in 2019, management determined that at December 31, 2020, the recoverable amount was not equal to, or in excess to the carrying amount on two 4G products and therefore an impairment was taken on development costs in 2020 in the amount of $293,000.

For the six months ended June 30, 2021 as a result of lower than expected sales in 2021 and accumulated deficits, the Company has recorded an impairment of certain intangibles in the amount of $4,322,799. The intangibles impaired are the UV350 truckfone in the amount of $2,956,896, the UR5 rugged smartphone in the amount of $1,030,756 and the UW1 watch phone for $335,147.

During the year ended December 31, 2020 the Company incurred $580,236 and $158,573 in YTD June 30, 2021 in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss. The product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss were for the following product in 2020- UR5 $580,236, YTD 2021 the UR5-$158,573.

9.	GOODWILL

As at June 30, 2021 and December 31, 2020 the full goodwill balance was allocated to the company’s Canadian wholly owned subsidiary, Signifi Mobile Inc. (“CGU”). The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As at June 30, 2021, as a result of recurring losses of Signifi Mobile Inc., management determined that the goodwill was fully impaired and recorded an impairment of $819,454 on its statement of loss in the amount for the six months’ ended June 30, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

10.	BANK LOAN

During the year ended December 31, 2020, the Company entered into a line of credit for up to a maximum of $750,000 Canadian dollars. The loan is secured by a floating charge on the receivables, inventory, trademarks and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $4,000,000 Canadian. The Export Development Corporation of Canada guarantees 50% of this debt. As of June 30, 2021 this loan balance was Nil (December 31, 2020- $372,848 USD). The loan bears interest at the bank’s prime lending rate plus 1.25% and is repayable on demand.

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. As at June 30, 2021 the total amount borrowed by the Company extended by the funding entity was $505,000 (December 31, 2020 - $65,000).

11.	LEASE OBLIGATIONS

Lease obligations	Jun 30 21	Dec 31 20

Opening Balance	$341,592	$194,331
Additions in the year	-	306,086
Interest expense	3,119	14,045
Translation adjustment	25,643	(26,724)
Lease payments	(77,067)	(146,146)
	293,287	341,592
Due within one year	(147,363)	(127,776)
Balance-end of period	$145,924	$213,816

Future Mininum Lease Payments

	Jun 30 21	Dec 31 20
year 1	147,363	$127,776
year 2	74,954	104,897
year 3	70,970	103,458
year 4	-	5,461
Tota lease obligations	$293,287	$341,592

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

12.	CONVERTIBLE DEBENTURES

		USD
	30-Jun-21	31-Dec-20
Balance, Beginning of Period	$6,160,769	$5,097,010
Interest and accretion expense	925,451	1,744,119
Interest paid or accrued	(374,717)	(831,203)
Rollover to the 10% convertible debenture	-	(186,359)
Issuance of the 10% convertible debenture	-	1,177,786
Repayment of 10% convertible debenture	(1,177,786)	-
Repayment of 10.5% convertible debenture	-	(921,641)
Convert $75,000 debentures into share capital	-	(40,980)
Foreign exchange adjustment	119,091	122,037
	$5,652,808	$6,160,769
Due within one year	(5,652,808)	(6,160,769)
Balance, End of Period	-	-

The 12% Convertible Debenture, interest payable in cash quarterly in arrears, will mature on December 23, 2021 (the “Maturity Date”) and are convertible into common shares at the Conversion Price, at the option of the holder, at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the event of a change of control. The Company has the right to repay the convertible debenture at 101% of face value anytime after December 23, 2020.

.

From January 1, 2021 until June 30, 2021, the Company paid $374,717 (2020-full year $715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss. The face value of this 12% convertible debenture at June 30, 2021 Is $5,652,808.

On January 6, 2021, the Company redeemed in full the senior unsecured 10% convertible debenture for an amount of $1,000,000.

On January 6, 2021, the Company redeemed in full the senior unsecured 10% convertible debenture for an amount of $196,078. The discounted value of these debenture at the date of redemption was $186,359.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

13.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 CAD from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan must be fully repaid by July 23, 2022. The loan is secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries.

	30-Jun-21	31-Dec-20
Balance, Beginning of Period	$108,236	$150,538
Foreign Exchange adjustment	3,054	3,188
Capital repayments in the period	(29,032)	(45,490)
	82,258	108,236
Less: current portion of long term debt	(70,969)	(56,471)
Balance, End of Period	$11,289	$51,765

Future Minimum Principal Payments
Year 1	$70,969	$56,471
Year 2	11,289	51,765
	$82,258	$108,236

14.	FUTURE PURCHASE CONSIDERATION

	2021	2020
Balance, beginning of the period	$-	$-
ClearRF future purchase consideration	350,000	-
Balance, end of the period	$350,000	$-

Classification:
Short-term (payable within one year)	$350,000	-
Long-term	-	-

The future consideration arose on March 31, 2021, resulting from the acquisition of ClearRf as discussed in Note 4.

The future purchase consideration consists of the contractual obligation to pay $155,015 in cash on March 31, 2022 and to issue common shares of the Company with a value of $194,985 on March 31, 2022. This future purchase consideration was not discounted since it is due within the year.

At each reporting period, management updates estimates with respect to probability of payment form and recognizes changes in the estimated value of future purchase consideration in profit or loss.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

15.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued and Outstanding:

As at June 30, 2021, the Company had 4,816,191 common shares issued and outstanding.

As at December 31, 2020, the Company had 4,663,331 common shares issued and outstanding and 40,000 shares to be issued to a consultant for service rendered as part of the share issue costs that were accrued in 2020 and issued in February 2021.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation Share. Share amounts have been retrospectively restated to reflect the post consolidation number of shares.

(b)	Common share transactions

Transactions for the six-month period ended June 30, 2021 are as follows:

(i)	During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

(ii)	The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

(iii)	As discussed in Note 4 -Acquisition of Clear Rf, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

(c)	Stock options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

15. SHARE CAPITAL (CONT’D)

(C)	Stock options (cont’d)

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2019	82,585	52.34
Granted	279,190	6.47
Expired/Cancelled	(33,707)	39.79
Outstanding options, December 31, 2020	328,068	13.99
Granted	100,500	11.50
Outstanding options, June 30, 2021	428,568	$14.10

At June 30, 2021 and the date of this MD&A, stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
01-Jan-17	2,207	2,207	$42.10	01-Jan-22	0.51
11-Jan-17	2,483	2,483	42.10	11-Jan-22	0.53
04-Apr-17	6,897	6,897	52.62	04-Apr-22	0.77
24-Jul-17	8,619	8,619	80.69	24-Jul-22	1.07
24-Dec-18	14,620	14,620	58.47	24-Dec-23	2.48
15-Jan-19	828	552	58.47	15-Jan-24	2.55
21-Mar-19	12,345	12,345	64.31	21-Mar-24	2.73
01-Dec-19	1,293	1293	58.47	01-Dec-21	0.42
01-Jan-20	2,069	1,035	58.47	01-Jan-24	2.50
01-Jan-20	207	207	58.47	31-Dec-21	0.50
15-Nov-20	95,000	35,625	6.00	15-Nov-30	9.38
15-Nov-20	181,500	68,063	6.00	15-Nov-25	4.38
02-Jan-21	57,000	14,250	11.50	02-Jan-26	4.51
02-Jan-21	5,000	1,250	11.50	02-Jan-31	8.51
18-Jan-21	38,500	9,625	11.50	18-Jan-26	4.55

Total	428,568	179,071	$14.10		5.26

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

15.	SHARE CAPITAL (CONT’D)

(C)	Stock options (cont’d)

Transactions for the six months ended June 30, 2021 are as follows:

The company issued a total of 100,500 stock options to various employees and members of the Board at an exercise price of $11.50 per share.

The following weighted average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2021	2020
Stock price	$11.50	$6.47
Risk-free interest rate	0.23%	1.68%
Expected life	5	5
Annualized volatility	85%	83%

(d)	Agents’ options

No agent’s options activity in the six months ended June 30, 2021.

A summary of the Company’s agents’ options activity is as follows

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2019	6,597	50.53
Granted	445,926	7.36
Outstanding agent options, June 30, 2021 and December 31, 2020	452,523	$8.05

At June 30, 2021 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	1,572	1,572	68.23	24-Dec-21	0.48
23-Dec-19	5,025	5,025	47.76	23-Dec-21	0.48
28-Jul-20	1,702	1,702	$20.47	28-Jul-22	1.08
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	4.25
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	4.25
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	3.00
Total	452,523	452,523	$8.05		4.00

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

15.	SHARE CAPITAL (CONT’D)

(e)	Share purchase warrants

A summary of the Company’s warrant activity in the six months ended June 30, 2021 are as follows:

In February 2021, 88,911 share purchase warrants at $6.85 were exercised for net proceeds of $609,041.

On June 23, 2021, 10,897 warrants expired.

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2019	111,999	$59.02
Granted	3,479,534	8.96
Outstanding, December 31, 2020	3,591,533	$10.55
Exercised	(88,911)	6.85
Expired	(10,897)	35.08
Outstanding, June 30, 2021	3,491,725	$10.63

At June 30, 2021, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
24-Dec-18	31,887	$70.56	24-Dec-21
29-Aug-19	25,863	$70.56	29-Aug-21
23-Dec-19	54,248	$52.58	23-Dec-22
28-Jul-20	74,138	$21.05	28-Jul-22
29-Sep-20	2,011,089	$6.85	28-Sep-25
31-Dec-20	1,294,500	$11.50	30-Jun-24
Total June 30, 2021	3,491,725	$10.63

On August 29, 2021, 25,863 share purchase warrants expired.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

16.	COST OF SALES

	6 months ended june 30		3 months ended June 30
Cost of Sales	2021	2020 as restated Note 28	2021	2020 as restated Note 28
Merchandise and Materials	3,726,434	1,525,811	1,609,623	924,714
Royalties	208,027	138,855	57,539	92,639
Other Expenses	583,097	392,619	260,305	288,258
Change in Inventory	(1,402,376)	913,382	(1,104,169)	121,731

Total Cost of Sales	3,115,182	2,970,667	823,298	1,427,342

17.	SELLING AND MARKETING EXPENSES

	6 months ended june 30		3 months ended June 30
Selling and Marketing Expenses	2021	2020 as restated Note 28	2021	2020 as restated Note 28
Salaries and Consulting Fees	1,570,789	921,446	845,701	445,859
Marketing and Promotion	614,236	482,090	368,360	253,619
Travel	9,155	144,549	7,160	53,606
Total Selling and marketing	2,194,180	1,548,085	1,221,221	753,084

18.	GENERAL AND ADMINISTRATIVE EXPENSES

	6 months ended june 30		3 months ended June 30
	2021	2020 as restated Note 28	2021	2020 as restated Note 28

General and administrative Expenses
Salaries General and administrative	226,587	95,334	133,303	34,208
Professional services	409,397	180,463	237,558	120,083
Consulting and Director’s Fees-G&A	512,871	266,976	225,444	117,144
Management Fees-G&A	-	88,039	-	55,240
Travel-G&A	60,083	26,896	34,223	11,242
Office and General	683,318	128,130	353,447	86,331
Regulatory and filing fees-G&A	48,013	50,168	23,523	28,550
Shareholder relations-G&A	265,742	61,096	140,035	39,478
Total G&A	2,206,011	897,102	1,147,533	492,276

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

19.	FINANCE EXPENSES

	30-Jun-21	30-Jun-20
Interest paid and actretive interest on debentures	$925,451	$821,949
Interest expense on long term debt	3,809	5,781
Interest on bank loans	22,996	43,625
Other interest and bank charges	23,786	59,959
Loss on redemption of debentures	18,292	-
Interest earned on director’s loan	(6,000)	(12,000)
Interest expense on lease obligations	3,119	2,245
other interest income	(8,765)	(8,799)

Total	$982,688	$912,760

20.	TRANSACTION COSTS

Transaction costs incurred for the six months’ ended June 30, 2021 totalling $79,069 are all due to the acquisition of ClearRF in the period which is treated as an acquisition and therefore these transaction costs are disclosed separately as an expense. These transaction costs include a proportion of legal fees, and other professional fees and expenses.

21.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at June 30, 2021 the Company is subject to externally imposed capital requirements arising from the quarterly payments of interest on the convertible debentures outstanding, as described in Note 12, the monthly principal and interest payments from the BDC loan described in Note 13 and the TD Bank loan as described in Note 10. The Company also subject to a debt covenant in relation to the factoring agreement described in Note 6.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

22.	FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due to/from related party, accounts payable and accrued liabilities, long term debt, and convertible debentures approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 45% of the Company’s revenue for the six months’ ended June 30, 2021 (June 30, 2020 -15%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customer with overdue receivables on their books at December 31, 2020 which resulted in the Company taking a bad debt provision of 50% of these overdue receivables which amounted to $1,530,667.

For the six months ended June 30, 2021, the Company accepted a return from a customer included in the 50% overdue provision from December 2020 which resulted in a recovery of $568,224, offset by increases in other bad debts of $343,667 for a net recovery of $224,557.

More than 68% of the Company’s customers have been active with the Company for over four years, and a provision for bad debts offsetting the receivables amount to $988,269 has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

22.	FINANCIAL INSTRUMENTS (cont’d)

Credit risk (cont’d)

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	June 30, 2021	December 31, 2020
EMEA	$3,318	$1,246
North America	575	1,491
Total	$3,893	$2,737

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 6).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at June 30, 2021 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

22.	FINANCIAL INSTRUMENTS (cont’d)

Market risk (cont’d)

(in USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets
Cash and restricted cash	5,309	1	509	5,819
Trade and other receivables	2,233	1,195	465	3,893
Advances to supplier	80	-	-	80
Current liabilities
Bank loan	(505)			-505
Accounts payable and accrued liabilities	(689)	(784)	(528)	(2,001)
Due to related party		0	0	0
Future purchase consideration	(350)			(350)
Convertible debentures	0	0	(5,653)	(5,653)
Long term debt	0	0	(82)	(82)
Total	6,078	412	(5,289)	1,201

10% fluctuation in exchange rate	608	41	(529)	120

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is limited to the BDC loan, the Canadian bank loan and the Israeli factoring facility and is therefore currently immaterial as the rest of the Company’s debt bears interest at fixed rates.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

23.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the six months ended June 30, 2021 and June 30, 2020 are respectively as follows:

	2021	2020

Payments to key management personnel:
Salaries, consulting and directors’ fees	$626,923	$400,431
Share-based payments	490,946	83,302
Total	$1,117,869	$483,733

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2021	2020

Selling and marketing expenses	VP Technology	87	58
General and administrative expense	Companies controlled by the CEO, CFO and Directors	540	342

Loan to Director

On April 1, 2019 the Company loaned to a director and its chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

24.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers and is as follows:

External Revenues (in thousands)	June 30, 2021	June 30, 2020
EMEA	$2,573	$1,244
USA	777	1,844
Canada	980	1,098
Australia and New Zealand	59	228
Total	$4,389	$4,414

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

25.	MAJOR CUSTOMERS

Revenues from three customers of the Company for the six-month period ended June 30, 2021 represent approximately $2,682,000 or 61% of the Company’s total revenues (June 30, 2020 is two customers representing $1,331,000 or 30% of total revenues).

26.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the six months ended June 30, 2021, the Company paid $404,641 (6 months ended June 30, 2020- - $453,355) in interest and $Nil (December 31 - $Nil) in income taxes.

During the six months ended June 30, 2021, the Company incurred the following non-cash investing or financing activities:

a)	In acquiring the assets of ClearRF, the Company paid a portion of the purchase price by issuing 23,949 common shares valued at $194,985 to the vendors in the period.

b)	Recognized $550,733 for the six months ended June 30, 2021 (June 30, 2020--$419,546) of accretion of the convertible debentures, classified $70,969 of long-term debt, $147,363 of lease obligations, $350,000 of future purchase consideration and $5,652,808 of convertible debentures, all as current liabilities.

27.	SUBSEQUENT EVENTS

(a)	On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers.

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in US dollars)

As at and for the three and six months ended June 30, 2021 and 2020

28.	EFFECTS OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency are as follow:

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated statement of loss and comprehensive loss for the six month period ended June 30, 2020 includes adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into USD for the three and six months’ ended June 30, 2020 was 1.386 CAD to $1USD and 1.36375 CAD to $1USD, respectively, which were the average exchange rates for the period.

Effect on the consolidated unaudited interim statement of loss and comprehensive loss for the three and six months ended June 30, 2020 are as follows:

	3 months	3 months	6 months	6 months
	Q2 2020	Q2 2020	Q2 2020	Q2 2020
	USD $	CDN $	USD $	CAD $
	1.386		1.36375

Revenue	2,130,981	2,953,539	4,414,031	6,016,251
Cost of Sales (Note 15)	(1,427,342)	(1,978,296)	(2,970,667)	(4,048,667)
Gross profit	703,639	975,243	1,443,364	1,967,584

EXPENSES
Amortization and Depreciation (Note 8,9)	304,165	421,573	628,361	856,482
Selling and marketing (Note 16)	753,084	1,043,774	1,548,085	2,110,268
General and administrative (Note 17)	492,276	682,295	897,102	1,225,369
Share-based payments (Note 13)	61,824	85,688	156,433	212,606
Total Operating Expenses	1,611,349	2,233,330	3,229,981	4,404,725

Net Operating income (loss)	(907,710)	(1,258,087)	(1,786,617)	(2,437,141)

OTHER EXPENSES
Finance expense (income)	479,519	664,613	912,060	1,244,867
Foreign exchange	(760,225)	(1,053,672)	(901,501)	(1,243,194)
Total other expenses	(280,706)	(389,059)	10,559	1,673
Net Income (loss) for the period	(627,004)	(869,028)	(1,797,176)	(2,438,814)
Other comprehensive income
Translation Adjustment	(389,564)	(1,493,175)	(673,590)	(363,314)

Comprehensive loss for the period	(1,016,568)	(2,362,203)	(2,470,766)	(2,802,128)